Exhibit 12.1

ALTRIA GROUP, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Nine Months		For the Years Ended December 31,
	Ended 9/30/08		2007		2006		2005		2004		2003
Earnings from continuing operations before income taxes	$3,808		$4,678		$4,753		$4,123		$4,083		$3,490
Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(347)		(516)		(466)		(447)		(524)		(311)
Dividends from less than 50% owned affiliates	181		224		193		168		148		112
Fixed Charges	204		514		681		818		783		782
Interest capitalized, net of amortization	(24)		(5)				5		6		9

Earnings available for fixed charges	$3,822		$4,895		$5,161		$4,667		$4,496		$4,082

Fixed Charges:
Interest incurred (A):
Consumer Products	$159		$438		$567		$674		$648		$639
Financial Services	28		54		81		107		94		105

	187		492		648		781		742		744
Portion of rent expense deemed to represent interest factor	17		22		33		37		41		38

Fixed Charges	$204		$514		$681		$818		$783		$782

Ratio of earnings to fixed charges	18.7	(B)	9.5	(C)	7.6	(C)	5.7	(C)	5.7	(C)	5.2	(C)

(A)	Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.

(B)	Reflects Philip Morris International Inc. (“PMI”) as a discontinued operation. Interest incurred and the portion of rent expense deemed to represent the interest factor of PMI have been excluded from fixed charges in the computation. Including these amounts in fixed charges, the ratio of earnings to fixed charges would have been 11.8 for the nine months ended September 30, 2008.

(C)	Reflects PMI and Kraft Foods Inc. (“Kraft”) as discontinued operations. Interest incurred and the portion of rent expense deemed to represent the interest factor of PMI and Kraft have been excluded from fixed charges in the computation. Including these amounts in fixed charges, the ratio of earnings to fixed charges would have been 5.9, 3.8, 3.0, 3.1 and 2.9 for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.